S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 6-10

   September 29, 2010

DRILLING BEGINS AT CINCHADO GOLD PROJECT – LOS ZORROS, CHILE

SAMEX has begun exploration core drilling at the Cinchado gold project, which is located within the Los Zorros property holding in Chile.  Drilling will be focused on gold targets previously outlined in News Release No. 1-10 dated January 21, 2010 (see www.samex.com for news release and graphics).  The Cinchado gold project is one of four gold projects at Los Zorros currently ready or being prepared for drilling.

At the Cinchado project a large target area will be drill tested for gold- and copper-gold-bearing breccia, mantos, and vein-hosted mineralization.  The target area is well defined being enveloped within a 1200-meter long, outcropping zone of jasperoid-barite mantos, layered breccia, and veins which wraps around the eastern and northern base of Cerro Cinchado mountain.  Rock-chip samples from this zone commonly contain variable anomalous amounts of gold, silver and copper, and pathfinder metals mercury, arsenic and antimony often found in association with gold mineralization.  At the south end of Cerro Cinchado, an up-faulted block exposes that the jasperoid-barite mantos changes and thickens down dip into a +40-meter thick breccia with appreciable gold mineralization which was exploited by a former mine operator at the San Pedro open-cut mine.  Exploration drilling has been planned to test the down-dip/plunge projection of this extensive jasperoid-barite zone that encircles the base of Cerro Cinchado.

The Los Zorros property holding consists of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  Systematic exploration by SAMEX has revealed that the Los Zorros district is situated at the convergence of important geologic and structural features:

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the property covers the breadth of a regional anticlinorium with bedrock of calcareous sediments and diorite sills.

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the property is diagonally crossed by an 8-kilometer-long trend of barite veins which appears to comprise an extensive sigmoidal (S-shaped) fracture system.

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the property is also the locus of younger porphyry intrusions.

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clay-sericite-pyrite alteration is superposed on the porphyry intrusions in four areas that have been identified so far - much of these altered areas and parts of the barite vein swarm, are largely concealed beneath a thin veneer of gravel and wind-blown silt.  Trenching and a gravity survey have helped better outline the extent of the altered intrusions.

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the style of mineralization at Los Zorros varies from steep crosscutting veins and breccia to bedded mantos-like occurrences – hosted within sedimentary rocks outboard to the altered porphyritic intrusions.  There is widespread occurrence of gold-bearing barite veins and altered fault zones; common, widespread occurrence of  jasperoid silica; large areas/intersections of anomalous gold and the presence of important pathfinder metals (Hg, As, Sb) often found in association with gold mineralization.

Metal-laden hydrothermal fluids thought to be derived from the younger porphyritic intrusions, likely expelled out along fault structure pathways and into favorable sedimentary intervals to form the significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many outlying mineral  occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).

What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this little-explored district of historic small mining activity.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.